EXHIBIT 2

Press Release, dated November 18, 2013

Press Release

WPX ENERGY REACHES AGREEMENT WITH TACONIC CAPITAL ADVISORS LP TO INCREASE THE SIZE OF ITS BOARD OF DIRECTORS AND APPOINT NEW DIRECTOR

Tulsa, Okla. (December 18, 2013) – WPX Energy (NYSE: WPX) today announced that it has reached an agreement with Taconic Capital Advisors LP, the Company’s second largest shareholder, which owns 13.8 million shares representing 6.9% of the Company’s outstanding shares. As part of this agreement, the Company will increase the size of its Board of Directors from eleven to twelve on or before January 10, 2014. The newly created Board seat will be filled by one of two independent candidates with significant oil and gas exploration and production experience provided by Taconic and currently under consideration. The new member will be added to the existing search committee for the Company’s new chief executive officer.

“This agreement is an important step as we continue to grow WPX and deliver returns for our shareholders,” said William Lowrie, chairman of WPX. “Taconic recognizes the value of WPX, and we look forward to working with them in the future.”

Michael I. Schwartz, a principal and portfolio manager at Taconic, said “we are extremely pleased with this agreement and the Company’s decision to recommit to its recently announced strategy of optimizing and focusing its portfolio of assets and allocating capital in a disciplined and strategic manner This is the best outcome for all shareholders and a constructive agreement by the Board to improve WPX’s strategic direction.”

Under the terms of the agreement, Taconic has agreed to, among other things, vote their shares in support of all of the Board’s director nominees at the Company’s 2014 annual meeting of shareholders. A copy of the agreement with further detail will be attached to a Current Report on Form 8-K to be filed by WPX with the Securities and Exchange Commission.

About WPX Energy, Inc.

WPX Energy is an exploration and production company focused on developing its significant oil and gas reserves, particularly in the Piceance, Williston and Appalachian basins.  WPX also has domestic operations in the San Juan and Powder River basins, as well as a 69 percent interest in Apco Oil and Gas International.  Go to http://www.wpxenergy.com/investors.aspx to join our e-mail list.